April 13, 2012

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Claire’s Stores, Inc.

Form 10-K for Fiscal Year Ended January 29, 2011

Correspondence Submitted on February 6, 2012

File No. 333-148108

Dear Ms. Jenkins:

This letter responds to the comments set forth in the comment letter dated March 30, 2012 from the Staff (“Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual report on Form 10-K for the year ended January 29, 2011 filed April 21, 2011 (the “2010 Form 10-K”) by Claire’s Stores, Inc. (the “Company” or the “Registrant”). For convenience, we have set out each of the Staff’s comments in italics before our response below:

Form 10-K for the Year Ended January 29, 2011

3. Impairment Charges, page 59

1.	We note your response to prior comment one. Please describe in detail the process in place for identifying, approving and closing stores. Please clarify who analyzes the results of the underperforming stores and determines which stores are closed and the level of involvement by your segment managers. Please discuss the general length of time a store closure may take.

The processes for identifying stores for potential closure, approving stores to be closed and executing the closing of stores for our North America and Europe operating divisions consist of the following:

1)	Identifying Stores for Potential Closure:

The store field operations are managed by an SVP-Stores in each operating division. The field team includes Territory Vice Presidents, Regional Store Managers and District Store Managers. That field operations team is responsible for monitoring the operating performance of individual stores, districts, regions, etc. to ensure the store is doing everything possible to be successful. The dashboard reporting used to manage performance at the store level focuses on sales volume, merchandise performance (jewelry vs. accessory mix), ear piercing, shrink and store sales per

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

April 13, 2012

labor hour. The field team does not focus on four-wall profitability because they have no control over most occupancy costs. Rather, they are charged with maximizing sales and merchandise margin, optimizing store labor and compliance with general merchandising criteria.

On a quarterly basis, the real estate department in each operating division receives by-store profitability data. This quarterly reporting includes sales productivity, merchandise margin, occupancy cost and EBITDA results. Please note that on a store-by-store basis, each store’s operating results are immaterial. If one assumes the following: average revenue per store - $500,000 and average four-wall EBITDA contribution-$100,000, the profile of our underperforming stores typically generate 50% of our average revenue per store and / or have negative four-wall EBITDA contribution. Our real estate vice presidents review the data for various purposes including identification of significantly underperforming stores. The real estate vice presidents periodically evaluate whether it is possible to close an underperforming store prior to lease expiration. However, this is generally not possible because the vast majority of our leases contain operating covenants that require us to operate the store through the entire term of the lease.

Most store closure decisions are made as store leases come up for renewal. All store renewals or closures are presented in the context of our Real Estate Committee meetings. Historical operating performance data is summarized for each store brought before the Committee and the Committee reaches consensus on whether or not to renew or close a store. After a decision is made to close a store, we stop allocating merchandise to that store and begin rationalizing inventory up to the closing date.

2)	Approving Stores to be Closed:

The Real Estate Committee typically meets monthly to review and to approve pending store openings, lease renewals, lease modifications, and store closings. Of these functions, approval of proposed store closures represents a very small number of the actions considered and taken by the Real Estate Committee at these monthly meetings. The members of the Real Estate Committee consist of: the Presidents of our two Operating Divisions (segment managers), Chief Financial Officer, Senior Vice President of Store Operations of each operating division, and three Vice Presidents of Real Estate of each operating division. The President of each operating division relies on the analysis and judgment of the store operations and real estate departments in their respective division used in the preparation of the recommended store closure listing when making a decision as part of the collective Real Estate Committee to approve a store for closure.

3)	Executing the Closing of Stores:

Most of our store closure decisions are made in conjunction with the expiration of a store’s lease term. These decisions are made one to three months, on average, in advance of the expiration of the lease term, and we are able to completely wind down operations by the end of the lease term. For those store closure decisions not made in conjunction with the expiration of a lease term (i.e.,

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

April 13, 2012

when the real estate department attempts to negotiate a settlement arrangement with the landlord), this process may take more time since each store has its own unique set of facts and circumstances. This activity varies from landlord to landlord and has a direct influence on the time it takes for us to close a store but generally is accomplished, on average, in three months or less. The real estate department also notifies the appropriate Territory Vice President and / or Regional Vice President of the decision to close a store. The Territory Vice President and / or Regional Vice President along with the store manager will develop and execute a store closing plan. The store closing plan includes, but is not limited to, ceasing store inventory allocations, either liquidating or transferring inventory to other Claire’s stores as practicable, reassigning employees to other Claire’s stores, transferring equipment, software, supplies, fixtures and other store assets to other Claire’s stores or to the Company’s distribution center. After all of the necessary steps have been taken, the store will be closed.

2. We note that you continue to close underperforming stores each year; however, it appears that there was no impact on goodwill as a result of the store closures. Please tell us how you considered the guidance in ASC 350-20-35-52 through 35-57. Please provide your analysis and the rationale for your conclusion.

As part of our ongoing operations, we may close certain underperforming stores. As of January 28, 2012, we operated 3,071 stores in North America and Europe, exclusive of the stores we franchise or license. During fiscal years 2010, 2009 and 2008, we closed 52, 45 and 154 stores, respectively. As stated above, most of these store closures are for store leases that will expire and not be renewed. On a “net” basis, taking into account stores that we opened during the year, during fiscal 2010, 2009 and 2008, we had an increase (decrease) in the number of stores by 33, (21) and (71), respectively. Accordingly, we did not exit or substantially reduce our presence in any reporting unit containing goodwill. Given the proximity of our stores, in most markets we experienced a shift of a portion of the net sales from our closed stores to other nearby Claire’s stores. Additionally, when practicable, we were able to reassign employees and transfer equipment from closed stores to other Claire’s stores. Upon closing the stores, we disposed of only those store assets that could not be transferred to other stores. The disposed store assets consisted primarily of abandoned leasehold improvements. Concurrent with the store closures, we also recognized lease exit obligations.

We have considered the guidance in ASC 350-20-35-52 through 350-20-35-57, which requires that when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. During fiscal years 2010, 2009 and 2008, we considered the guidance in ASC 805-Business Combinations, ASC 805-10-55-4 through 805-10-55-9 and FAS 141(R): Business Combinations, paragraphs A4-A9 in Appendix A, when evaluating the definition of a business. Based on our evaluation, we concluded that the disposed set of assets did not constitute a business as defined by either ASC 805-10-55-4 or FAS 141 (R), paragraph A4 in Appendix A.

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

April 13, 2012

We note that ASC 805-10-20, Glossary, defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Additional guidance on what a business consists of is presented in paragraphs 805-10-55-4 through 55-9.” Further, ASC 805-10-55-4 states that: “a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.	Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangibles assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.	Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems are typically not processes used to create outputs.

c.	Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

Per ASC 805-10-55-5, “To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements-inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

We advise the Staff that as a part of our store closure activities, certain long-lived assets were disposed of, leases were exited and a portion of our store employees were terminated. We do not believe this disposed of set of assets constitutes a business as further defined by ASC 805-10-55-5, as it does not contain the inputs and processes necessary to apply to those inputs, which together were or would have been used to create outputs, as follows:

a.

Input. (long-lived assets, including intangible assets or rights to the use of long-lived assets; intellectual property; the ability to obtain access to necessary materials or rights; employees) - As noted above, the inputs disposed of as a part of our store closures in

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

April 13, 2012

fiscal 2010, 2009 and 2008 represented primarily leasehold improvements and lease arrangements, and did not include a significant portion of the inputs used in our net sales generating activities. Our tradename (which has high brand recognition), diverse inventory assortment, ability to globally source products cost effectively, supplies, equipment, intellectual property, and many employees were retained by the Company and transferred to other Claire’s stores.

b.	Process. (the existence of systems, standards, protocols, conventions, or rules that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes) - The assets disposed of as a part of our store closures in fiscal 2010, 2009 and 2008 did not include the disposal of any of the systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations. For example, we retained our point-of-sale software, operational processes and employee know-how, procurement and distribution management processes.

c.	Output. (the result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants) - Because the inputs and processes retained are significant, we believe that the disposed set of assets is not capable of generating outputs to obtain access to customers that purchase the outputs of the transferred set.

On the date of abandonment, we evaluate whether a portion of the reporting unit being disposed of constitutes a business. Under ASC 805-10-55-5, a transferred set of activities and assets fails the definition of a business if it does not include two essential elements-inputs and processes applied to those inputs, which together are or will be used to create outputs. We believe that the inputs and processes retained by Claire’s (e.g. customer retention, tradename, employees, equipment, intellectual property, operational systems and procurement and distribution processes) are significant missing elements, and the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing elements would be significant. As a result of the significant missing elements described above, we conclude the closed stores on the date of abandonment do not constitute a business. Therefore, the store closures had no impact on the goodwill recorded for our reporting units.

We supplementally advise the Staff that while no goodwill was allocated to the disposed assets in determining the gain or loss on disposal of the associated assets, the impact of the underperforming stores in fiscal 2008 was included in the determination of the fair value of our reporting units that resulted in $297.0 million impairment of goodwill in fiscal 2008.

In response to the Staff’s comment, we propose to revise our future filings to clarify our treatment. Proposed disclosure to be included in our “Goodwill and Other Intangible Assets” footnote of our future Form 10-K filings follows:

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

April 13, 2012

As a part of the Company’s ongoing operations, we may close certain stores within a reporting unit containing goodwill due to underperformance of the store or inability to renew our lease, among other reasons. We abandon certain assets associated with a closed store, primarily leasehold improvements. Under ASC Topic 350, Intangibles – Goodwill and Other, when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. Our evaluation of whether the portion of a reporting unit being disposed of constitutes a business occurs on the date of abandonment. On the date of abandonment, the closed store does not constitute a business because the Company retains assets and processes on that date essential to operating a Company store. These assets and processes are considered as significant missing elements and the degree of difficulty and level of investment necessary to obtain access or to acquire the missing elements would be significant. As a result, when closing individual stores, we do not include goodwill in the calculation of any loss on disposal of the related assets.

Undertakings

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to a filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration. We are available to discuss this matter further with you at your convenience.

Very truly yours,

/s/ Rebecca R. Orand
Rebecca R. Orand Senior Vice President and General Counsel

cc:	Nasreen Mohammed, Assistant Chief Accountant
Brian McAllister, Staff Accountant
J. Per Brodin (Claire’s Stores, Inc.)
Howard A. Kenny (Morgan, Lewis & Bockius LLP)